UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GeoMet, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37250U201

(CUSIP Number)

Bryan H. Lawrence

Yorktown Energy Partners IV, L.P.

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,437,072
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,437,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,437,072 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.6% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P. As a result, Yorktown IV Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IV, L.P. Yorktown IV Company LLC disclaims beneficial ownership of the securities owned by Yorktown Energy Partners IV, L.P. in excess of its pecuniary interests therein.
(2)	Based on 40,662,749 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2013.

CUSIP No. 37250U201

(1)	Names of Reporting Persons YORKTOWN IV COMPANY LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,437,072
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,437,072
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,437,072 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 30.6% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Yorktown IV Company LLC is the sole general partner of Yorktown Energy Partners IV, L.P. As a result, Yorktown IV Company LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners IV, L.P. Yorktown IV Company LLC disclaims beneficial ownership of the securities owned by Yorktown Energy Partners IV, L.P. in excess of its pecuniary interests therein.
(2)	Based on 40,662,749 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2013, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2013, filed with the SEC on November 14, 2013.

This Amendment No. 3 amends the Schedule 13D with respect to the common stock of GeoMet, Inc., a Delaware corporation (the “Issuer”), previously filed by Yorktown Energy Partners IV, L.P., a Delaware limited partnership (“Yorktown IV”), with the SEC on August 7, 2006, as amended by Amendment No. 1 to Schedule 13D filed by Yorktown IV with the SEC on August 25, 2008, and Amendment No. 2 to Schedule 13D filed by Yorktown IV with the SEC on May 26, 2011 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Yorktown IV holds its shares of the Common Stock of the Issuer for investment purposes.

On February 13, 2014, the Issuer and its wholly-owned subsidiaries entered into an asset purchase agreement (the “APA”) with ARP Mountain Production, LLC (“Buyer”) and Atlas Resources Partners, L.P. (“Parent”) pursuant to which the Issuer will sell substantially all of its assets to Buyer.

As a condition and inducement to the willingness of Buyer and Parent to enter into the APA, certain of the Issuer’s stockholders, including Yorktown IV, simultaneously entered into a voting agreement with Buyer and Parent (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, Yorktown IV agreed, among other things, (i) at any meeting of stockholders of the Issuer, to be present, in person or by proxy, and vote the shares beneficially owned by Yorktown IV (A) in favor of adoption of a resolution authorizing the APA and the transaction contemplated thereby and (B) against any action or agreement that would be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect, in each case in any material respect, consummation of the transactions contemplated by the APA; (ii) not to grant any proxy or power of attorney with respect to the right to vote, or enter into any voting trust or voting agreement or arrangement with respect to, the shares beneficially owned by Yorktown IV; (iii) not to sell (including short sell), assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of (including by gift) (each, other than pursuant to the APA, a “Transfer”) any shares beneficially owned by Yorktown IV; and (iv) not to enter into any agreement providing for the direct or indirect Transfer of any shares beneficially owned by Yorktown IV. Yorktown IV also granted an irrevocable proxy to Parent as attorney-in-fact and proxy to attend any meeting of stockholders of the Issuer for Yorktown IV and vote, on Yorktown IV’s behalf, the shares beneficially held by Yorktown IV, as agreed by Yorktown IV in the Voting Agreement and described above.

The Voting Agreement will terminate automatically, without any notice or other action, upon the earliest to occur of (i) the termination of the APA, (ii) a Change of Recommendation (as defined in the APA) and (iii) the Closing Date (as defined in the APA).

The description of the Voting Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto, and is incorporated herein by reference.

Except as set forth above, neither Yorktown IV nor Yorktown IV Company has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Subparagraphs a, b and c of Item 5 of the Schedule 13D are amended and restated in their entirety by the following:

(a) Yorktown IV beneficially owns 12,437,072 shares of Common Stock of the Issuer, representing 30.6% of the issued and outstanding shares of Common Stock of the Issuer. Yorktown IV Company may, as the sole general partner of Yorktown IV, be deemed to be the beneficial owner of all 12,437,072 shares of Common Stock of the Issuer beneficially owned by Yorktown IV. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 40,662,749 shares of Common Stock of the Issuer issued and outstanding as of September 30, 2013.

(b) Through Yorktown IV Company, its general partner, Yorktown IV has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 12,437,072 shares of Common Stock of the Issuer. As the sole general partner of Yorktown IV, Yorktown IV Company has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 12,437,072 shares of Common Stock of the Issuer.

(c) Other than as stated herein, neither Yorktown IV nor Yorktown IV Company has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety by the following:

The information contained in Item 4 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated August 22, 2008 (filed as Exhibit 1 to the Schedule 13D filed by Yorktown IV and Yorktown IV Company on August 25, 2008 and incorporated by reference herein).

Exhibit 99.1	Voting Agreement dated February 13, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2014

YORKTOWN ENERGY PARTNERS IV, L.P.

By:	Yorktown IV Company LLC,
its general partner

	By:	/s/ Bryan H. Lawrence
	Name:	Bryan H. Lawrence
	Title:	Managing Member

YORKTOWN IV COMPANY LLC

By:	/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member